[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

May 12, 2014

VIA EDGAR CORRESPONDENCE

James O’Connor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust
File Nos. 811-07619 and 333-03715

Dear Mr. O’Connor:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Nuveen Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 26, 2014, which relates to Nuveen U.S. Infrastructure Income Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND — ANNUAL FUND OPERATING EXPENSES

Please delete the line item “Total Other Expenses.”

RESPONSE TO COMMENT 1

The prospectus disclosure has been revised in response to this comment.

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND — ANNUAL FUND OPERATING EXPENSES

Please add a footnote stating that the Acquired Fund Fees and Expenses were estimated for the current fiscal year.

RESPONSE TO COMMENT 2

It is anticipated that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of other funds will not exceed 0.01% of average net assets of the Fund;

therefore, the Fund will include these fees and expenses, if any, under the subcaption “Other Expenses.” Accordingly, the “Acquired Fund Fees and Expenses” subcaption has been deleted from the prospectus. If such fees and expenses exceed 0.01%, the applicable subcaption will be included.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND — ANNUAL FUND OPERATING EXPENSES

Please add “for the current fiscal year” at the end of footnote 3.

RESPONSE TO COMMENT 3

The prospectus disclosure has been revised in response to this comment.

COMMENT 4 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose whether the Fund may invest in bonds issued by companies of any size and by both foreign and domestic issuers. If so, please provide the appropriate risk disclosures.

RESPONSE TO COMMENT 4

The Fund may invest in debt securities issued by companies of both foreign and domestic issuers of any size. The sixth paragraph of this section states that the fund may invest in the debt obligations of non-U.S. issuers, including issuers located in emerging market countries. Appropriate risk disclosure concerning the Fund’s investment in debt securities of these issuers is included in the “Principal Risks” section of the prospectus. With regard to market capitalization, we believe that credit quality, as reflected in the ratings assigned to a company’s debt securities, is a more accurate measurement of the trading quality, volatility and liquidity of the debt issue than the company’s equity market capitalization, which has a more direct impact on the trading quality, volatility and liquidity of a company’s equity securities. The prospectus disclosure states that the Fund may invest up to 40% of its net assets in securities rated below investment grade and appropriate risk disclosure concerning the Fund’s investment in high yield or “junk” bonds is included in the “Principal Risks” section of the prospectus. Consequently, we have not added disclosure regarding market capitalization to the prospectus.

COMMENT 5 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The fifth paragraph of this section states that the Fund may invest in secured and unsecured junior loans. Please provide the appropriate risk disclosures for these securities, particularly for unsecured junior loans.

RESPONSE TO COMMENT 5

The prospectus disclosure has been revised in response to this comment.

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The Fund states that it will utilize various derivatives. If the Fund’s investments in derivatives will be included in determining whether the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in infrastructure-related debt securities of U.S. issuers, please confirm that such derivatives will be included based on their daily marked-to-market (net) obligation (i.e., the Fund’s daily net liability, if any) rather than their notional value.

RESPONSE TO COMMENT 6

Management confirms that if the Fund’s investments in derivatives will be included in determining whether the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in infrastructure-related debt securities of U.S. issuers, the Fund will include derivatives based on the daily marked-to-market (net) obligation, rather than the notional value of the derivatives.

COMMENT 7 — FUND SUMMARY — PRINCIPAL RISKS

Please include the risks of foreign investments, including emerging market investments.

RESPONSE TO COMMENT 7

The requested disclosure is provided on page 5 of the prospectus under “Non-U.S./Emerging Markets Risk.”

COMMENT 8 — FUND SUMMARY — FUND PERFORMANCE

If applicable, please include a statement explaining that updated performance information is available and provide a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

RESPONSE TO COMMENT 8

Because the Fund has not operated for a full calendar year, performance information has not been provided. When performance information is included in the prospectus, the appropriate disclosures will also be included.

COMMENT 9 — FUND SUMMARY — TAX INFORMATION

Please add the following to the end of the first sentence: “, in which case you will generally be taxed only upon withdrawal of monies from the arrangement.”

RESPONSE TO COMMENT 9

We have added the following disclosure to the end of the first sentence: “(in which case you may be taxed upon withdrawal of your investment in such account).”

COMMENT 10 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — NON-U.S. INVESTMENTS

The Fund states what it considers to be an emerging market country by including a list of what countries are excluded from the definition. Would it be simpler to identify the emerging market countries in which the Fund may invest? In addition, is Singapore considered to be a country?

RESPONSE TO COMMENT 10

Because the list of developed market countries is substantially shorter than the list of emerging market countries, management believes that current disclosure efficiently describes which countries it considers to be emerging market countries. Singapore is a sovereign city-state and deemed to be a country according to the MSCI EAFE® Index.

COMMENT 11 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — INVESTMENT COMPANIES AND OTHER POOLED INVESTMENT VEHICLES

Please clarify whether the term “pooled investment vehicles” includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”). If so, please also clarify in this section whether the Fund’s investment in 3(c)(1) and 3(c)(7) companies will be subject to any limitation. Please note that it is the position of the staff of the Commission (the “Staff”) that an exchange-traded registered investment company cannot invest more than 15% of its assets in hedge funds.

RESPONSE TO COMMENT 11

The Fund does not intend to invest in companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. As used in the referenced disclosure, an example of a “pooled investment vehicle” is an “exchanged traded fund” that is not a registered investment company because of its investment in certain physical commodities.

COMMENT 12 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE — PRINCIPAL RISKS — DERIVATIVES RISK

Please discuss the risks of: options; options on futures contracts; interest rate caps, collars, and floors; foreign currency contracts; options on foreign currencies. In addition, the Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. As indicated in the guidance, the disclosure concerning the principal risks of the Fund should be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

RESPONSE TO COMMENT 12

We believe that the risk disclosure in the prospectus is consistent with the above-referenced guidance. The risk disclosure describes the principal risks involved with the derivative instruments that may be used by the Fund.

COMMENT 13 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

Please include disclosures regarding the risks of investing in securities issued by small- and mid-capitalization companies.

RESPONSE TO COMMENT 13

We believe that it would not be appropriate to incorporate additional risk disclosure regarding small- and mid-capitalization companies in the prospectus. Please see the response to Comment 4.

COMMENT 14 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CLASS C SHARES

With regard to the fees paid pursuant to a distribution and service plan, please add disclosure stating that “because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

RESPONSE TO COMMENT 14

The requested disclosure is provided under the “General Information – Distribution and Service Plan” section, specifically, in the fifth sentence of the first full paragraph on page 33.

COMMENT 15 — HOW YOU CAN BUY AND SELL SHARES — HOW TO BUY SHARES — THROUGH A FINANCIAL ADVISOR

Please make it clear that a financial advisor who is authorized to complete a transaction is required to do so at a price based on net asset value next computed after receipt of the order.

RESPONSE TO COMMENT 15

The requested disclosure is provided on page 25 in the third sentence under the “How You Can Buy and Sell Shares – How to Buy Shares” section, which states: “Orders received before the close of trading on a business day (normally, 4:00 p.m. New York time) will receive that day’s closing share price; otherwise, you will receive the next business day’s price.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 16 — INVESTMENT RESTRICTIONS

Please clarify the first investment restriction and state whether the Fund will concentrate its investments, as defined in Instruction 4 to Item 9(b)(1) of Form N-1A. Similarly, the second sentence of the second paragraph of this section states that “[t]he Securities and Exchange Commission staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration.” Please revise this sentence to conform with the definition of concentration in Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., invest more than 25% of the value of its net assets.

RESPONSE TO COMMENT 16

The first investment restriction listed in this section states that the Fund will not concentrate its investments in a particular industry. With regard to the second sentence of the second paragraph of this section, the disclosure has been revised to state that “[t]he Securities and Exchange Commission staff has taken the position that investment of 25% or more of a fund’s net assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration.”

COMMENT 17 — INVESTMENT RESTRICTIONS

A number of the investment restrictions include the phrase “except as permitted under the 1940 Act, as interpreted or modified from time to time by any regulatory authority having jurisdiction.” The Staff believes that the Commission is the only regulator with the authority to interpret the 1940 Act, but it cannot modify the 1940 Act. However, other regulators could regulate the Fund’s ability to borrow or loan money. Please revise the disclosures to reflect this.

RESPONSE TO COMMENT 17

We agree that the Commission is currently the only agency with regulatory authority over the interpretation of the 1940 Act. The referenced disclosure was worded generally in order to capture any future changes in the regulatory environment. Therefore, we have not revised this disclosure.

COMMENT 18 — INVESTMENT RESTRICTIONS

The fifth full paragraph on page S-4 discusses the Fund’s ability to loan portfolio securities. Please clarify that the term “loans” covers both the Fund’s repurchase agreements and its loans of portfolio securities and that the one-third limit applies to the aggregate amount.

RESPONSE TO COMMENT 18

We do not believe that repurchase agreements are subject to the various guidelines established by the Staff with respect to securities lending arrangements, including the guideline that a fund should have on loan portfolio securities representing no more than one-third of the value of its total assets. The Staff arrived at this limitation by likening a securities loan to a borrowing by the investment company secured by a pledge of securities, thereby drawing on the 300% asset coverage requirement contained in Section 18(f) of the 1940 Act. A repurchase agreement is in effect a loan of cash, and should not be subject to limitations applicable to an investment company’s borrowing of cash.

COMMENT 19 — INVESTMENT RESTRICTIONS

The first paragraph on page S-5 states that “[f]or purposes of number (1) above, “illiquid securities” will have the same meaning as it does under the 1940 Act.” However, the 1940 Act does not define illiquid securities. Please revise this statement.

RESPONSE TO COMMENT 19

The disclosure has been revised to state: “For purposes of number (1) above, “illiquid securities” will have the same meaning as given in guidance provided by the staff of the Securities and Exchange Commission (“SEC”).”

COMMENT 20 — INVESTMENT POLICIES AND TECHNIQUES — INVESTMENT COMPANIES AND OTHER POOLED INVESTMENT VEHICLES

In the first sentence, please change the word “regulated” to “registered.” In addition, please disclose, where appropriate, the Fund’s limit on investments in unregistered pooled investment vehicles.

RESPONSE TO COMMENT 20

The first sentence has been revised in response to this comment. The Fund may invest in unregistered pooled investment vehicles up to the limitations set forth in the relevant tax and diversification rules governing regulated investment companies. Please see the response to Comment 11.

COMMENT 21 — INVESTMENT POLICIES AND TECHNIQUES — LOANS

The second paragraph states: “With respect to Participations, typically, the Fund will have a contractual relationship only with the Lender and not with the Obligor.” Please note that in situations where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund should treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s sub-classification as a diversified company and the Fund’s fundamental investment restriction on industry concentration.

RESPONSE TO COMMENT 21

Management is aware that in situations where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund should treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s sub-classification as a diversified company and the Fund’s fundamental investment restriction on industry concentration.

COMMENT 22 — INVESTMENT POLICIES AND TECHNIQUES — LOANS — LIQUIDITY RISK

The first sentence states that the Fund “limits its investments in illiquid securities to no more than 15% of a Fund’s net assets at the time of purchase.” However, the Fund is required to reduce its holdings of illiquid securities to maintain the 15% limit, but in an orderly fashion. Please revise the disclosure.

RESPONSE TO COMMENT 22

The disclosure has been revised in response to this comment.

COMMENT 23 — INVESTMENT POLICIES AND TECHNIQUES — MUNICIPAL BONDS AND OTHER MUNICIPAL OBLIGATIONS — INVERSE FLOATING RATE MUNICIPAL SECURITIES

Please confirm that the Fund will segregate unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the tender option bonds plus accrued interest, which are issued in connection with inverse floaters in which the Fund invests.

RESPONSE TO COMMENT 23

Management confirms that the Fund will segregate unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the tender option bonds plus accrued interest, which are issued in connection with inverse floaters in which the Fund invests.

ADDITIONAL REVISION

As discussed, the definition of infrastructure-related companies in the second bullet under the first paragraph of the “Principal Investment Strategies” section in the prospectus has been revised to state: “infrastructure-related companies, which include companies involved in the ownership, development, construction, renovation, financing or operation of infrastructure assets, or that provide the services and raw materials necessary for the construction and maintenance of infrastructure assets.”

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren